Exhibit 99.94

NEWS RELEASE

Gunnison Copper Reports First Quarter 2026 Financial and Operational Results

May 20, 2026

Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”) announces its financial and operational results for the three months ended March 31, 2026. All dollar amounts are in US dollars (US$) and prepared in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board.

Highlights Year to Date

●	Announced a strategic collaboration involving Rio Tinto, Amazon Web Services (“AWS”), and Gunnison Copper, under which AWS will purchase copper produced using Nuton technology at Johnson Camp for use in U.S. data centers, while supporting optimization of bioleaching operations through cloud-based data and analytics.
●	Eliminated all outstanding secured debt with Nebari, reducing the Company’s legacy debt balance from an original principal amount of US$15 million to zero, and materially strengthening the balance sheet as part of Gunnison’s strategy to maintain an equity-based capital structure while advancing its flagship Gunnison Project.
●	Completed the orderly transition of Gunnison’s largest shareholder position as Greenstone Resources exited its common share equity ownership through block sales to many new institutional investors, further broadening and strengthening the Company’s shareholder base.
●	Announced the results of an updated Preliminary Economic Assessment (“PEA”) for the 100%-owned Gunnison Copper Project, demonstrating robust project economics including an after-tax NPV8 of approximately US$2.0 billion, a 23% IRR, and a 3.9-year payback period, reinforcing the Project’s potential as a significant future source of Made-in-America copper. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized.
●	Announced the appointment of Craig Hallworth as President and CEO, effective May 15, along with a series of executive appointments and promotions to strengthen the Company’s leadership team for its next phase of growth and development.

Upcoming Milestones

●	Planning to advance the Gunnison Copper Project Pre-Feasibility Study (“PFS”) work program, with results expected to be released throughout the process and the final PFS targeted for H1 2028.
●	Progressing permit amendment applications at the Gunnison Project for the open pit development approach, with all key state permits targeted by H1 2028.
●	Continuing ramp-up and optimization activities at the Johnson Camp Mine, with production expected to reach nameplate capacity by year-end.
●	Advancing monetization of the US$13.9 million 48C tax credit allocation, with proceeds expected by mid-2026 following completion of the certification process.

Financial and Operational Results

The following table summarizes selected financial and operational information for the Company for the first quarter ending March 31, 2026:

Selected Quarterly Metrics	Units	Q1 2026
Material mined	Short Tons	655,510
Copper grade processed	%	0.36%
Copper cathode produced	lbs.	2,106,583
Revenue	US $ 000’s	20,104
Costs of production	US $ 000’s	(8,717)
Gross profit	US $ 000’s	11,387
Net profit	US $ 000’s	1,666
EPS	US $ /Share	0.004

Note: The financial information in this table was selected from the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2026 (the “Financial Statements”), which are available on SEDAR+ at www.sedarplus.ca and the Company’s website www.gunnisoncopper.com.

Filing of Final Base Shelf Prospectus

The Company also announces that it has obtained a receipt for the final short form base shelf prospectus (the “Final Shelf Prospectus”) filed with the securities commissions in all of the provinces and territories of Canada.

The Final Shelf Prospectus will allow the Company to offer up to C$200 million of common shares, debt securities, warrants, subscription receipts, share purchase contracts and units or any combination thereof (collectively, the “Securities”) during the 25-month period that the Final Shelf Prospectus remains effective. The Company has no present intention to offer Securities pursuant to the Final Shelf Prospectus.

Securities may be offered under the Final Shelf Prospectus separately or together, offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and, subject to applicable regulations, may include “at-the-market” transactions, public offerings or strategic investments. The specific terms of any offering of Securities, if any, including the use of proceeds from such offering, will be set forth in a shelf prospectus supplement pertaining to such offering to be filed with applicable securities regulatory authorities.

A copy of the Final Shelf Prospectus is available on SEDAR+ (www.sedarplus.ca) and also may be obtained by contacting the Corporate Secretary of the Company at 2400 - 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3, telephone (604) 681-8030.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these Securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Its flagship asset, the Gunnison Copper Project, has a main pit Measured and Indicated Mineral Resource containing over 846 million tons with a total copper grade of 0.33% (Measured Mineral Resource of 192 million tons at 0.37% and Indicated Mineral Resource of 655 million tons at 0.31%).

The Strong & Harris satellite deposit, located approximately 1.9 miles from the Gunnison processing facilities, is also included in the mine plan and hosts an Inferred Mineral Resource of 76 million tons grading 0.49% total copper (0.32% CuOx) at a 0.07% cutoff, 0.56% zinc and 0.12% silver, containing approximately 740 million pounds of copper, including 483 million pounds of oxide copper, as well as zinc (856 million pounds) and silver (9.0 million ounces).

A preliminary economic assessment (“PEA”) was completed in March 2026 for the Gunnison Project yielding robust economics including an NPV8% of $2 billion, IRR of 23%, and payback period of 3.9 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Asset, which is now in production, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include South Star, and eight other deposits.

For more information on the Company, please visit our website at www.GunnisonCopper.com.

For additional information on the Gunnison Project please refer to the technical report titled “Gunnison Project NI 43-101 Technical Report, Preliminary Economic Assessment, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

For additional information on the Johnson Camp Mine please refer to the technical report titled “Johnson Camp Mine NI 43-101 Technical Report, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

Dr. Stephen Twyerould, Fellow of AUSIMM, President and CEO of the Company is a Qualified Person as defined by NI 43-101. Dr. Twyerould has reviewed and is responsible for the technical information contained in this news release.

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie

T: 647.533.4536

E: info@GunnisonCopper.com

www.GunnisonCopper.com

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Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to: (i) the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; (ii) the continued funding of the stage 2 work program by Nuton; (iii) the details and expected results of the stage two work program; (iv) future production and production capacity from the Company’s mineral projects; (v) the results of the preliminary economic assessment on the Gunnison Project; (vi) the exploration and development of the Company’s mineral projects; and (vii) details regarding the PFS work program; (viii) details regarding permit applications; (ix) plans to continue ramp-up and optimization activities at the Johnson Camp Mine, with production expected to reach nameplate capacity by year-end; (x) advancing monetization of the US$13.9 million 48C tax credit allocation, with proceeds expected by mid-2026; and (xi) the amount and terms of any Securities to be offered and other details regarding the offer and sale of any Securities.

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, the allocation of the 48C tax credits between the Company and Nuton, the satisfaction of the requirements set forth in Section 48C of the Internal Revenue Code, the estimation of mineral resources, the realization of resource and reserve estimates, copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, Nuton failing to continue to fund the stage 2 work program, the failure to satisfy the requirements set forth in Section 48C of the Internal Revenue Code, the breach of debt covenants, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Gunnison Copper Project, risks related to the delay in approval of work plans, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators.

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